UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052206

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule

13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052206

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,321,540
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,321,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,321,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	71.5%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,321,540
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,321,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,321,540

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	71.5%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 16 (this “Amendment No. 16”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 16 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4, 5 and 6 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 16 is incorporated herein by reference.

Item 4. Purpose of Transaction

In a press release filed by the Issuer on Form 8-K on January 4, 2016, the Issuer announced the commencement of a rights offering (the “2016 Rights Offering”) of transferable subscription rights to holders of record of the Issuer’s Common Stock and Series B Preferred Stock as of January 4, 2016 to purchase up to 20,138,888 shares of the Issuer’s Common Stock, granting each such holder without charge one transferable subscription right for each 0.4748644 shares of Common Stock owned, or into which the Series B Preferred Stock is convertible. Each subscription right entitles the holder to purchase one share of Common Stock at a subscription price of $14.40 per share. The Issuer’s Form 8-K states that the gross proceeds of the 2016 Rights Offering are expected to be used for the expenses relating to (i) development of the Montreign Resort Casino, to be located at the site of Adelaar (“Adelaar”), a four-season destination resort planned for The Town of Thompson in Sullivan County, New York, (ii) redemption of outstanding shares of Series E Preferred Stock of the Company pursuant to an existing settlement agreement and (iii) development of the golf course and entertainment village that are part of the initial phase of Adelaar and for the Issuer’s working capital purposes.

In connection with the 2016 Rights Offering, the Issuer and Kien Huat entered into a Standby Purchase Agreement (the “2016 Standby Purchase Agreement”) whereby Kien Huat agreed (i) to exercise its basic subscription rights to acquire approximately $30 million of the Issuer’s Common Stock within ten days of the commencement of the 2016 Rights Offering with a closing proximate thereto and (ii) to exercise the remainder of its basic subscription rights prior to the expiration date of the 2016 Rights Offering (currently scheduled for February 10, 2016, unless earlier terminated or extended). In addition, Kien Huat also agreed to exercise all rights not otherwise exercised by the other holders in the 2016 Rights Offering in an aggregate amount not to exceed $50,000,000 (the “2016 Standby Offering”). In consideration for Kien Huat’s participation in the 2016 Standby Offering, the Issuer agreed to pay Kien Huat a fee of $1,450,000 on the date of the 2016 Standby Offering closing, and to reimburse Kien Huat for up to $50,000 of out-of-pocket fees and expenses incurred in connection with the transactions.

Pursuant to the terms of the 2016 Standby Purchase Agreement, Kien Huat agreed that it and its affiliates would not acquire shares of Common Stock between the date of the 2016 Standby Purchase Agreement and the closing date of the 2016 Standby Offering unless authorized to do so by the Issuer. The Issuer agreed, subject to certain limited exceptions, to not issue any capital stock or securities exchangeable for capital stock of the Issuer between the date of the 2016 Standby Purchase Agreement and the earlier of the closing date of the 2016 Standby Offering or any termination date of the 2016 Standby Purchase Agreement. The obligations of the Issuer and Kien Huat to perform their respective obligations under the 2016 Standby Purchase Agreement are subject to the following: (i) no judgment, injunction, decree, regulatory proceeding or other legal restraint shall prohibit, or have the effect of rendering unachievable, the consummation of the 2016 Rights Offering, the 2016 Standby Offering or the material transactions contemplated by the 2016 Standby Purchase Agreement; (ii) no stop order suspending the effectiveness of the Issuer’s registration statement on Form S-3 relating to the 2016 Rights Offering (the “2016 Registration Statement”) or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “Commission”), and any request of the Commission for inclusion of additional information in the 2016 Registration Statement or otherwise shall have been complied with; and (iii) the shares of Common Stock issued in the 2016 Rights Offering and the 2016 Standby Offering shall have been authorized for listing on the Nasdaq Global Market prior to the issuance of such shares. The obligation of Kien Huat to perform its obligations under the 2016 Standby Purchase Agreement is also subject to certain additional conditions, including the accuracy of the Issuer’s representations and warranties, the absence of a material adverse effect, trading in the Issuer’s common stock not having been suspended and receipt of any required regulatory approvals. In addition, the 2016 Standby Purchase Agreement includes customary representations, warranties and covenants by the Issuer and also provides for indemnification of Kien Huat against certain liabilities or contribution to payments Kien Huat may be required to make because of any of those liabilities.

The 2016 Standby Purchase Agreement may be terminated by Kien Huat at any time prior to the closing date of the 2016 Standby Offering by written notice to the Issuer if (i) any condition to the obligations of Kien Huat set forth in the preceding paragraph is not satisfied, or because of any refusal, inability or failure of the Issuer to perform any agreement or comply with any provision contained in the 2016 Standby Purchase Agreement other than by reason of a default by Kien Huat; (ii) the 2016 Rights Offering shall have been cancelled, terminated or withdrawn on or prior to either the closing date for Kien Huat’s basic subscription exercise pursuant to the 2016 Rights Offering or the closing date of the 2016 Standby Offering; or (iii) if the 2016 Rights Offering will not be consummated on or before February 22, 2016, unless such failure shall be due to a default by Kien Huat.

The 2016 Standby Purchase Agreement may also be terminated by either party if (i) at any time prior to the closing date for Kien Huat’s basic subscription exercise pursuant to the 2016 Rights Offering or the closing date of the 2016 Standby Offering, if there is a material breach of the 2016 Standby Purchase Agreement by the other party that is not cured within fifteen (15) days after the non-breaching party has delivered written notice to the breaching party of such breach, except that if such breach occurs on or prior to the closing date for Kien Huat’s basic subscription exercise pursuant to the 2016 Rights Offering, such closing will not occur until such breach has been cured; or (ii) consummation of the 2016 Standby Offering is prohibited by law, rule or regulation.

In addition, the 2016 Standby Purchase Agreement may be terminated by the Issuer in the event that the Issuer determines that it is not in the best interests of the Issuer and its shareholders to go forward with the 2016 Rights Offering.

References to and descriptions of the 2016 Standby Purchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the 2016 Standby Purchase Agreement, which has been filed as Exhibit 8 hereto and is incorporated herein by this reference.

Kien Huat received 13,136,817 subscription rights pursuant to the 2016 Rights Offering. On January 14, 2016, in accordance with the 2016 Standby Purchase Agreement, Kien Huat exercised its subscription rights with respect to 2,083,333 shares of Common Stock, paying the Issuer a total purchase price of $29,999,995.20 in connection with such exercise.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 16 is incorporated herein by reference.

(a-b) As of the date hereof, including the 2,083,333 shares of Common Stock purchased as described above, the Reporting Persons may be deemed to share beneficial ownership of 8,321,540 shares of Common Stock, representing approximately 71.5% of the outstanding Common Stock (based on 9,560,851 shares of Common Stock reported to be outstanding as of January 4, 2106, by the Issuer in its prospectus supplement in respect of the 2016 Rights Offering, plus such 2,083,333 newly issued shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 16 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Description

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).